Mail Stop 4561

August 28, 2009

Frank Erhartic, Jr.
Chief Executive Officer and President
Sitestar Corporation
7109 Timberlake Rd., Suite 201
Lynchburg, VA 24502

> **Re:** **Sitestar Corporation**
> **Form 10-K/A for the Year Ended December 31, 2008**
> **Filed May 22, 2009**
> **Form 8-K Filed May 18, 2009**
> **File No. 000-27763**

Dear Mr. Erhartic:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Year Ended December 31, 2008

Item 9(A) Controls and Procedures, page 47

1.   Tell us how you considered including a statement indicating that the annual report
        does not include an auditor's attestation report for internal controls over financial
        reporting. Refer to Item 308T(a)(4) of Regulation S-K.

2.   Tell us how you considered including a statement indicating whether or not
        changes in internal control over financial reporting have occurred during last
        fiscal quarter that have materially affected, or are reasonably likely to materially
        affect, internal control over financial reporting. Refer to Item 308T(b) of
        Regulation S-K.

Exhibit 31.1 and 31.2

3.   We note that your officer certifications in the Form 10-K and Forms 10-Q for the
        quarterly periods ended March 31, 2009 and June 30, 2009 are not in the exact
        form as set forth in Item 601(b)(31)(i) of Regulation S-K. Your certifications
        include inappropriate modifications, such as the following:

        • including expanded language in the introductory paragraph;
        • including the title of the certifying individual with the identification of the
          certifying individual;
        • not identifying the report or the registrant in paragraph 1;
        • reference to the "the Company" instead of "the registrant;"
        • omitting reference to establishing and maintaining internal controls over
          financial reporting in paragraph 4 introductory language;
        • use of the phrase "I and the other certifying officers" instead of "The
          registrants other certifying officer and I" in paragraphs 4 and 5 introductory
          language; and
        • omitting paragraph 4(c).

        Please file revised certifications for these reports that are set forth exactly as
        provided for by Item 601(b)(31).

4.   The dates included on your officer certifications are the same as on the
        certifications included with your Form 10-K filed May 18, 2009. Please ensure
        that your officer certifications are appropriately updated with your amended
        filings.

Form 8-K filed May 18, 2009

5.   We note your disclosure that you intend to file amend quarterly reports for the
        quarters ended March 31, 2008, June 30, 2008, and September 30, 2008. We note
        that you have not filed amended Forms 10-Q for these periods. Please tell us how,
        and when, you will file amended Forms 10-Q for the quarterly periods ended
        March 31, 2008, June 30, 2008, and September 30, 2008.

6.   As a related matter we note that the financial statement information for the three-
        and six-months ended June 30, 2008 as reported in your Form 10-Q for the
        quarter ended June 30, 2009 has not been restated. Please tell us when you intend
        to amend your June 30, 2009 Form 10-Q to provide the restated comparable
        period financial statement data.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief